

July 19, 2012

Philip J. Myers
Chief Executive Officer, Chief Financial Officer, President and Director
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

> **Re:** **American Church Mortgage Company**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 000-25919**

Dear Mr. Myers:

We have reviewed your response letter dated June 21, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Financial Statements

1. Summary of Significant Accounting Policies

Real Estate Held for Sale, page F-9

1. We have considered your response to our prior comment 1. Please address the following related to your real estate held for sale.

   - With respect to your property in Battle Creek, Michigan, we note in your response that the company has received numerous inquiries on the property since 2006. Please tell us whether these inquiries included any offers made on the property and explain to us why you did not consider these offers to be viable.

- With respect to your property in Pine Bluff, Arkansas, we remain unclear how you have determined that you meet the requirements of ASC Topic 360-10-45 to classify the property as held for sale. Specifically we remain uncertain how you are able to actively market the property at a price that indicates the property is available for immediate sale given that the property is currently occupied by a tenant that is paying rent. Reference is made to ASC Topic 360-10-45-9e. In your response tell us whether there is any formal lease agreement with the tenant in the property and if so the terms of the agreement.

- The above point notwithstanding, given that you have classified the property as held for sale, we remain unclear how you determined it was appropriate to classify the rents received from the tenant as continuing operations. Cite all relevant accounting literature in your response. Reference is made to ASC Topic 360-10-45-3. Additionally, we note in your response that you have concluded that the rents received as immaterial. Please provide us with your materiality analysis.

- With respect to both the property in Battle Creek Michigan and the property in Pine Bluff Arkansas, clarify for us how you applied the guidance in ASC Topics 360-10-35-44 and 360-10-35-45 in determining that no catch up adjustment would be required if the property were to be classified from held for sale to held and used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief